Exhibit (a)(5)(v)

FOR IMMEDIATE RELEASE

For Further Information:
Shareholder Services
(866) 270-7788
closedendfunds@virtus.com

VIRTUS GLOBAL DIVIDEND & INCOME FUND ANNOUNCES

FINAL RESULTS OF TENDER OFFER

HARTFORD, CT, January 3, 2017 - Virtus Global Dividend & Income Fund Inc. (NYSE: ZTR) (the “Fund”) announced today that, in accordance with its tender offer for up to 5 percent of its issued and outstanding shares of common stock, which expired at 11:59 p.m., New York time, on December 23, 2016, the Fund has accepted 1,351,195.45 shares, representing 5 percent of the Fund’s outstanding shares, for payment on or about January 5, 2017. The purchase price of properly tendered shares is 98 percent of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange (NYSE) on December 23, 2016, which is equal to $12.4950 per share.

A total of 7,861,481.392913 shares were properly tendered and not withdrawn by December 23, 2016, the final date for withdrawals. Therefore, on a pro-rated basis, approximately 17.1912 percent of the shares so tendered by each tendering stockholder have been accepted for payment.

About the Fund

The Virtus Global Dividend & Income Fund Inc. is a diversified closed-end fund that seeks to generate total return, consisting of capital appreciation and income. It currently targets an allocation of 60 percent equity securities and 40 percent fixed income. The equity allocation is invested exclusively in what the managers believe are high-quality companies within the high yielding global equity universe. The fixed income allocation is invested primarily in intermediate-term debt securities across 14 fixed income sectors. The fund also pursues an options income strategy whereby it purchases and sells out-of-the money puts and calls, creating an options spread.

Virtus Investment Advisers has been the investment adviser to the fund and Kayne Anderson Rudnick and Newfleet Asset Management have been subadvisers since September 7, 2016. Performance and characteristics prior to that date were attained by the previous adviser using a different investment strategy.

               Virtus Investment Advisers | 101 Munson Street | Greenfield, MA 01301

Virtus Global Dividend & Income Fund - 2

For more information on the fund, contact shareholder services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the closed end fund section on the web at www.virtus.com.

Fund Risks

An investment in the fund is subject to risk. The fund's shares may be worth less than what an investor paid for them when they are sold. The options strategy may not be successful in its objective of increasing distributable income while limiting the risk of loss and could result in increased losses for investors.

About Kayne Anderson Rudnick

Kayne Anderson Rudnick (KAR) believes that superior risk-adjusted returns may be achieved through investment in high-quality companies with market dominance, excellent management, financial strength, and consistent growth, purchased at reasonable prices. KAR’s investment strategy is to build a portfolio of companies that have strong, consistent growth with low business and financial risk, and hold these companies over the long term based on its conviction that the investment returns of the portfolio will mirror the financial results of these companies.

About Newfleet Asset Management

Newfleet Asset Management provides comprehensive fixed income portfolio management in multiple strategies. Newfleet leverages the knowledge and skill of a team of investment professionals with expertise in every sector of the bond market, including evolving, specialized, and out-of-favor sectors. The team employs active sector rotation and disciplined risk management to portfolio construction, avoiding interest rate bets, and remaining duration neutral to each strategy’s stated benchmark.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

               Virtus Investment Advisers | 101 Munson Street | Greenfield, MA 01301